Filed by The Gillette Company
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
filed pursuant to Rule 14a-12 of
the Securities Exchange Act of 1934

Subject Company: The Gillette Company
Commission File No.: 333-123309

          The following slides were presented at a Merger Communication Update for Associates of The Gillette Company:

                             The Gillette Company

                  Merger Communication Update for Associates

                                  April 2005

Purpose
===============================================================================
o Provide recap of merger related information currently available to all associates, including
  - Merger Timeline
  - The Transition Team
  - Communication
  - Transition Programs and Associate Support

Purpose
===============================================================================
o Provide recap of merger related information currently available to all associates, including
  - Merger Timeline
  - The Transition Team
  - Communication
  - Transition Programs and Associate Support

The Merger Timeline
===============================================================================
[x] Announcement of merger
[x] Filed joint proxy statement with the SEC
| | Hold Gillette & P&G Shareholder meetings
| | Obtain Gillette & P&G shareholder approvals
| | Obtain antitrust and regulatory agency clearance in various markets around the world
| | Close the transaction

Purpose
===============================================================================
o Provide recap of merger related information currently available to all associates, including
  - Merger Timeline
  - The Transition Team
  - Communication
  - Transition Programs and Associate Support

Establishing The Transition Team
===============================================================================
                             The Gillette Company
                         Transition Steering Committee

                                   Co-Chair:
                                   Jim Kilts
                                    Members:

Human Resources:           Ned Guillet
Commercial Operations:     Joe Dooley, Ed Shirley
GTM:                       Ed DeGraan, Mike Cowhig,
                           Joe Scalzo
IT@G:                      Kathy Lane
Finance:                   Chuck Cramb
Legal:                     Richard Willard
Strategy & Planning:       Peter Klein

Establishing The Transition Team
===============================================================================

                              o Set overall integration and
                                transition direction

Gillette Transition           o Determine the combined
Steering Committee              organization structure

Jim Kilts                     o Field the best team
Gillette OpCom       ====>
Members                       o Ensure alignment and
                                focus with P&G on what
                                must get done

                              o Review and approve
                                implementation plans

                              o Monitor progress

Fielding The Best Team
===============================================================================
We Are Developing A Process With P&G to ...

o Staff the organization with the best leaders from each company whenever possible ... starting at the top levels of the organization

o Involve senior management from both companies in top-to-top discussions/plans

o Ensure oversight of the process by senior HR leaders... Dick Antoine and
  Ned Guillet

Fielding The Best Team
===============================================================================
We Are Developing A Process With P&G to ...

o Ensure discussions are fact-based and driven by:
  - Vision for future organizational structure and product lines
  - Need for talent upgrades
  - Gaps in succession planning
  - Existing vacancies
  - Anticipated vacancies

Fielding The Best Team
===============================================================================
We Are Developing A Process With P&G to ...

o Maintain a focus on diversity ... gender, race, cultural, geographic, business acumen and experience, etc.

o Move as quickly as possible after the merger is approved

Purpose
===============================================================================
o Provide recap of merger related information currently available to all associates, including
  - Merger Timeline
  - The Transition Team
  - Communication
  -Transition Programs and Associate Support

Communication Will Be Key During This Transition Period
===============================================================================
o There will always be speculation ... that's because decisions have not been made

o When decisions are made, we will let you know

o What you hear or read from outside sources is not always true!

o We have a full communications calendar planned, with weekly updates that will answer Associates' ongoing questions and provide further information about P&G

Communication Will Be Key During This Transition Period
===============================================================================
We Will Give You The Facts ...

o There will be job losses ... about 4 percent of the joint workforce
o We have created the transition steering team
o The merger process could take 6-9 months
o Gillette shareholders will vote on the merger at a special meeting ...
  sometime after this year's Annual Meeting on May 12
o Regulatory approval will be the final step in the transaction

Merger Communication
===============================================================================
o We have launched the new Gillette-P&G intranet site on Insight to act as the focal point for merger information via
  - Company News, and
  -Gillette/P&G combination website

Merger Communication

Merger Communication

Purpose
===============================================================================
o Provide recap of merger related information currently available to all associates, including
  - Merger Timeline
  - The Transition Team
  - Communication
  - Transition Programs and Associate Support

Transition Programs and Associate Support
===============================================================================
o We have issued guidance to associates and retirees on:
  >> Severance
  >> Compensation
  >> Benefits
o We have issued bulletins on various HR issues to associates and retirees
o We have provided enhanced support to associates via existing programs

Transition Programs and Associate Support
===============================================================================
o There are many questions to which we do not have answers ... yet
o When we have the answers ... we will give them to you
o In the meantime our best course of action is to remain focused on achieving business results and other key objectives

FORWARD-LOOKING STATEMENTS

This document includes "forward-looking statements" within the meaning of the safe harbor" provisions of the United States Private Securities Litigation
Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "anticipate," "believe," "expect," "estimate," "plan," "outlook,"
and "project" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of The Gillette Company ("Gillette"), The Procter & Gamble Company
("P&G") and the combined company after completion of the proposed transaction are based on current expectations that are subject to risks and uncertainties.
A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward-looking statements. These factors include, but are not limited to, the following risks and uncertainties: those set forth in Gillette's and P&G's filings with the Securities and Exchange Commission
("SEC"), the failure to obtain and retain expected synergies from the proposed transaction, failure of Gillette and P&G stockholders to approve the transaction, delays in obtaining, or adverse conditions contained in, any required regulatory approvals, failure to consummate or delay in consummating the transaction for other reasons, changes in laws or regulations and other similar factors. Readers are referred to Gillette's and P&G's most recent reports filed with the SEC. Gillette and P&G are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

                  Additional Information and Where to Find It

This filing may be deemed to be solicitation material in respect of the proposed merger of Gillette and P&G. On March 14, 2005, P&G filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof. SHAREHOLDERS OF GILLETTE AND
SHAREHOLDERS OF P&G ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER
RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE
DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE
REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN
IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to shareholders of Gillette and shareholders of P&G. Investors and security holders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by
Gillette and P&G with the Commission at the Commission's website at
www.sec.gov, from The Gillette Company, Prudential Tower, Boston,
Massachusetts, 02199-8004, Attention: Office of the Secretary, or from The
Procter & Gamble Company, Investor Relations, P.O. Box 599, Cincinnati, OH
45201-0599.

                        Participants in the Solicitation

Gillette, P&G and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Gillette's directors and executive officers is available in Gillette's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 12, 2004, and information regarding P&G's directors and executive officers is available in
P&G's proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on August 27, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

The Gillette Company